Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-142839

Final Pricing Term Sheet

May 20, 2009

REGIONS FINANCIAL CORPORATION

(the “Company”)

The following information supplements both (i) the Preliminary Prospectus Supplement dated May 20, 2009 for the offering of 10% Mandatory Convertible Preferred Stock, Series B and (ii) the Preliminary Prospectus Supplement dated May 20, 2009 for the offering of Common Stock, each filed pursuant to Rule 424(b) under the Securities Act, Registration Statement No. 333-140778.

10% MANDATORY CONVERTIBLE PREFERRED STOCK OFFERING

TITLE OF SECURITIES:	10% Mandatory Convertible Preferred Stock, Series B

AGGREGATE AMOUNT OFFERED:	$250,000,000 initial liquidation preference

SHARES TO BE ISSUED:	250,000 Shares

INITIAL LIQUIDATION PREFERENCE PER SHARE:	$1,000.00

OPTION FOR ADDITIONAL SHARES:	37,500 Shares

PRICE TO PUBLIC:	100% of initial liquidation preference

ANNUAL DIVIDEND RATE:	10% per share on the initial liquidation preference of $1,000.00 per share ($100.00 per annum), payable quarterly in arrears; dividends are cumulative

FIRST DIVIDEND DATE:	August 15, 2009

EXPECTED AMOUNT OF FIRST DIVIDEND PAYMENT PER SHARE:	$21.67

DAY COUNT:	30/360

EXPECTED AMOUNT OF EACH SUBSEQUENT DIVIDEND PAYMENT PER SHARE:	$25.00

REDEMPTION:	None

MANDATORY CONVERSION DATE:	December 15, 2010

THRESHOLD APPRECIATION PRICE:	$4.40 (represents an approximately 10% appreciation over the initial price)

INITIAL PRICE:	$4.00

CONVERSION RATE:	The conversion rate, which is the number of shares of Common Stock issuable upon conversion of each share of Mandatory Convertible Preferred Stock on the applicable conversion date (excluding shares of our Common Stock, if any, issued in respect of accrued and unpaid dividends), will, subject to anti-dilution adjustments, be as follows:

• if the applicable market value of our Common Stock is equal to or greater than $4.40, the threshold appreciation price, then the conversion rate will be 227.2727 shares of our Common Stock per share of Mandatory Convertible Preferred Stock (the “minimum conversion rate”), which is equal to $1,000 divided by the threshold appreciation price;

• if the applicable market value of our Common Stock is less than the threshold appreciation price but greater than $4.00, the initial price, then the conversion rate will be equal to $1,000 divided by the applicable market value of our Common Stock; or

• if the applicable market value of our Common Stock is less than or equal to the initial price, then the conversion rate will be 250.0000 shares of Common Stock per share of Mandatory Convertible Preferred Stock (the “maximum conversion rate”), which is equal to $1,000 divided by the initial price.

The maximum conversion rate and minimum conversion rate will be subject to anti-dilution adjustments pursuant to the formulas set forth in the preliminary prospectus. If an adjustment is made to the maximum conversion rate and minimum conversion rate, an inversely proportional adjustment also will be made to the threshold appreciation price and the initial price solely for the purposes of determining which clauses of the definition of the conversion rate will apply on the conversion date.

SHARE CAP:	400.0000 Shares, which is 1.6 times the maximum conversion rate.

FUNDAMENTAL CHANGE CONVERSION RATE:	The table attached as Schedule A sets forth the fundamental change conversion rate per share of the Mandatory Convertible Preferred Stock for each hypothetical stock price and effective date indicated. These rates are also subject to anti-dilution adjustments pursuant to the formulas set forth in the preliminary prospectus.

NET PROCEEDS OF THE MANDATORY CONVERTIBLE PREFERRED STOCK OFFERING AFTER
UNDERWRITERS’ DISCOUNT AND ESTIMATED EXPENSES:	Approximately $241.3 million (approximately $277.7 million if the underwriters’ option to purchase 37,500 additional shares of Mandatory Convertible Preferred Stock is exercised in full).

USE OF PROCEEDS:	The Company expects to use the net proceeds from the sale of the Mandatory Convertible Preferred Stock for general corporate purposes.

UNDERWRITERS’ DISCOUNT:	3.0% (or $30.00 per share)

TRADE DATE:	May 20, 2009

SETTLEMENT DATE:	May 27, 2009

CUSIP:	7591EP209

NO LISTING:	Application will be made to list the shares of Common Stock issuable upon conversion of the Mandatory Convertible Preferred on the New York Stock Exchange; the Mandatory Convertible Preferred Stock will not be listed on any exchange.

COMMON STOCK OFFERING

TITLE OF SECURITIES:	Common Stock

SHARES TO BE ISSUED:	400,000,000 Shares (100% primary)

OPTION FOR ADDITIONAL SHARES:	60,000,000 Shares

PRICE TO PUBLIC:	$4.00 per share

OUTSTANDING COMMON SHARES AFTER OFFERING (ASSUMING NO EXERCISE OF THE UNDERWRITERS’
OPTION TO PURCHASE ADDITIONAL SHARES):	Approximately 1,095 million shares (based on the number of shares outstanding as of April 30, 2009, and assuming no exercise of the underwriters’ option to purchase additional shares) excluding (a) approximately 48 million shares of Common Stock issuable upon conversion of the Company’s Fixed Rate Cumulative Perpetual Preferred Stock, Series A; (b) 62.5 million shares that will be issuable upon conversion of the 10% Mandatory Convertible Preferred Stock (assuming no exercise of the underwriters’ option for purchase additional shares of Mandatory Convertible Preferred Stock and payment of all dividends in cash and based on the maximum conversion rate described above), (c) up to 107 million shares issuable pursuant to the Company’s offer to exchange shares of its common stock for 6.625% Trust Preferred Securities issued by Regions Financing Trust II and (d) approximately 70 million shares issuable upon exercise of outstanding stock options and restricted stock awards.

NET PROCEEDS OF THE COMMON STOCK OFFERING
AFTER UNDERWRITERS’ DISCOUNT:	Approximately $1.54 billion (approximately $1.77 billion if the underwriters’ option to purchase additional shares is exercised in full)

USE OF PROCEEDS:	The Company expects to use the net proceeds from the sale of our common stock for general corporate purposes.

UNDERWRITERS’ DISCOUNT:	3.75%

LAST SALE (ON MAY 20, 2009):	$4.89

TRADE DATE:	May 20, 2009

SETTLEMENT DATE:	May 27, 2009

CUSIP:	7591EP100

INFORMATION RELATING TO BOTH OFFERINGS

The issuer has filed a registration statement (including prospectus supplements) with the SEC for the offerings to which this communication relates. Before you invest, you should read the prospectus supplements and the accompanying prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and these offerings. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you request may request copies of these documents it by calling Goldman, Sachs & Co., Attention: Prospectus Department, 85 Broad Street, New York, NY 10004, telephone: 212-902-1171 or 866-471-2526, fax: 212-902-9316, email: Prospectus-ny@ny.email.gs.com, or J.P. Morgan Securities Inc., 4 Chase Metrotech Center, CS Level, Brooklyn, NY 11245, Attention: Prospectus Department, 718-242-8002.

UPDATED INFORMATION RELATING TO EXCHANGE OFFER

OFFEROR:	Regions Financial Corporation

SECURITIES SOUGHT IN EXCHANGE OFFER:	6.625% Trust Preferred Securities issued by Regions Financing Trust II

SECURITIES OFFERED:	Up to 107,000,000 shares of Common Stock of Regions Financial Corporation (reduced from up to 138,000,000 as initially announced)

SCHEDULE A

FUNDAMENTAL CHANGE CONVERSION RATE

	$1.00	$2.00	$3.00	$4.00	$4.40	$5.00	$7.50

5/27/2009	376.8849	302.0735	266.3344	250.0000	252.0815	253.9217	243.8962

8/15/2009	358.3930	293.6647	269.8095	250.0000	254.3686	250.5035	241.5881

11/15/2009	339.7630	285.5212	264.4964	250.0000	250.5944	247.1245	239.2663

2/15/2010	320.6322	277.5731	259.3894	250.0000	246.8459	243.7225	236.8667

5/15/2010	300.6929	269.8111	254.6055	250.0000	243.1111	240.2474	234.3233

8/15/2010	279.8448	262.4960	250.9067	250.0000	239.5533	236.6799	231.5452

11/15/2010	258.1203	254.0198	250.5492	250.0000	236.0683	231.8533	228.3381

12/15/2010	250.0000	250.0000	250.0000	250.0000	227.2727	227.2727	227.2727

	$10.00	$15.00	$20.00	$30.00	$50.00	$75.00	$100.00

5/27/2009	239.2664	234.9381	232.8546	230.7698	229.0564	228.1755	227.7295

8/15/2009	237.5581	233.8461	232.0650	230.2748	228.7996	228.0442	227.6633

11/15/2009	235.8344	232.7428	231.2640	229.7702	228.5406	227.9155	227.6016

2/15/2010	234.0469	231.5940	230.4242	229.2383	228.2688	227.7801	227.5355

5/15/2010	232.1560	230.3772	229.5304	228.6733	227.9807	227.6338	227.4603

8/15/2010	230.1489	229.1018	228.5984	228.0935	227.6893	227.4871	227.3861

11/15/2010	228.0433	227.7708	227.6346	227.4984	227.3895	227.3350	227.3077

12/15/2010	227.2727	227.2727	227.2727	227.2727	227.2727	227.2727	227.2727

•

If the stock price is between two stock price amounts on the table or the effective date is between two dates on the table, the fundamental change conversion rate will be determined by straight-line interpolation between the fundamental change conversion rates set forth for the higher and lower stock price amounts and the two dates, as applicable, based on a 365-day year;

•

if the stock price is in excess of $100.00 per share (subject to adjustment as described the preliminary prospectus for the Mandatory Convertible Preferred Stock), then the fundamental change conversion rate will be the minimum conversion rate, subject to anti-dilution adjustment as set forth in the preliminary prospectus for the Mandatory Convertible Preferred Stock; and

•

if the stock price is less than $1.00 per share (subject to adjustment as described the preliminary prospectus for the Mandatory Convertible Preferred Stock) (the “minimum stock price”), then the fundamental change conversion rate will be determined as if the stock price equaled the minimum stock price, using the straight-line interpolation, as described herein, if the effective date is between two dates on the table, subject to adjustment.